FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: BioHarvest Sciences Inc. (the “Issuer”).

Trading Symbol: BHSC

Number of Outstanding Listed Securities: 17,327,716

Date: September 5, 2024

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non- promotional.

General Instructions

(a)Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

In August, the Issuer presented its consolidated Q2 2024 results. The Issuer reported a 119% increase in revenues to $6.0 million, up from $2.8 million in Q2 2023. This growth was driven by over 100% increases in new VINIA® customers and total VINIA® subscribers. Compared to Q2 2023, gross profit rose 180% to $3.1 million, or 52% of revenues. Net loss decreased to $0.7 million, or $0.04 per share, from $2.9 million, or $0.21 per share, a year earlier.

FORM 7 – MONTHLY PROGRESS REPORT

The Issuer wishes to report its continuous efforts in various key areas for the month of August:

a)Scaling Up VINIA® Manufacturing: The Issuer remains dedicated to expanding the production of VINIA® red grape cells and signed a leased agreement for a new facility spanning 80,000 square feet. The issuer has commenced the conceptual engineering design stage for the 50-ton manufacturing facility. The expansion is crucial to meet the escalating demand for VINIA® as part of the marketing efforts.

b)VINIA® Nutraceuticals New Product Development: The Issuer's R&D team is actively working on the VINIA® Hot Beverages pipeline, Cosmetics pipeline, Electrolyte Powdered Beverage offerings and a higher dosage nutraceutical product for athletes. Additionally, significant progress is being made by the Issuer in getting its Olive cell product ready for a market launch scheduled for 2025. In August, the issuer focused on finalizing product formulations with quantitative taste test research for qualifying its Nespresso Compatible Coffee formulations and Tea bag formulations.

c)VINIA® Direct to Doctors: We continue to collaborate with key distribution partners within the Integrative Medicine Market to facilitate the direct engagement of VINIA® with healthcare professionals. A number of conferences and lunch and learn sessions continue to be held in order to recruit new integrative medicine offices for selling VINIA® product

d)VINIA® New Clinicals Pipeline: The Issuer is diligently advancing our red grape cell product and future olive cell product with 3rd party research organizations. In addition, the Issuer is making the required arrangements for a clinical trial it plans to do on its new hydration proposition to validate its functional performance.

e)Cost of Goods Sold (COGS) Reduction: In the pursuit of enhanced profitability, the Issuer, under the leadership of the Chief Operating Officer, continues to direct resources towards reducing manufacturing costs along the entire value chain.  The Issuer continues implementing its larger size Bioreactors this month.

2.Provide a general overview and discussion of the activities of management.

Management continued to work with legal and accounting advisors to complete the Form 20-F filing with the SEC which is required for NASDAQ listing.

Furthermore, since the events of October 7th in Israel, the management team has committed to maintaining the normal course of daily operations. Management has identified the potential risk of airport closures and is strategically focused on exporting maximum levels of VINIA® material outside of Israel as a precautionary measure.

3.Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

The Issuer’s research and development team continues to be actively engaged in developing the VINIA® Electrolyte Powdered Beverage, Hot beverage product formulations enhanced with VINIA® as well as developing the Issuer’s first topical cream with VINIA®.

FORM 7 – MONTHLY PROGRESS REPORT

4.This month, the VINIA® Superfood Coffee and Decaf Coffee line, launched in December 2023 and featuring VINIA® Red Grape Superfood in premium Keurig-compatible pods, has surpassed US$1.0 million in total cumulative sales.

5.Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable

6.Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable

7.Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable

8.Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable

9.Describe the acquisition of new customers or loss of customers.

Not Applicable

10.Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

Not Applicable

11.Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay- offs.

Not Applicable

12.Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

FORM 7 – MONTHLY PROGRESS REPORT

13.Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

14.Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

15.Provide details of any securities issued and options or warrants granted.

Not Applicable

16.Provide details of any loans to or by Related Persons.

Not Applicable

17.Provide details of any changes in directors, officers, or committee members.

Not Applicable

18.Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

None

FORM 7 – MONTHLY PROGRESS REPORT

Certificate Of Compliance

The undersigned hereby certifies that:

1.The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14- 101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.All of the information in this Form 7 Monthly Progress Report is true.

Dated	September 5, 2024	Ilan Sobel
Name of Director or Senior Officer

/s/ Ilan Sobel
Signature

CEO
Official Capacity

FORM 7 – MONTHLY PROGRESS REPORT

Issuer Details Name of Issuer BioHarvest Sciences Inc.	For Month Ended August 2024	Date of Report YY/MM/DD 24/09/05
Issuer Address 1140 - 625 Howe Street
City/Province/Postal Code Vancouver, BC, V6C 2T6	Issuer Fax No.	Issuer Telephone No. (604) 622-1186
Contact Name Ilan Sobel	Contact Position CEO	Contact Telephone No. (604) 622-1186
Contact Email Address: ilan@BioHarvest.com	Web Site Address www.BioHarvest.com

FORM 7 – MONTHLY PROGRESS REPORT